UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
[✔]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________

Commission file number 1-16191

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tennant Company

Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tennant Company

10400 Clean Street

Eden Prairie, Minnesota 55344

(763) 540-1200

Tennant Company

Retirement Savings Plan

Financial Statements

December 31, 2020 and 2019

Tennant Company Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

	2020	2019
Assets:
Investments at fair value:
Registered investment companies	$245,815,754	$225,157,801
Common collective trusts	155,901,129	162,853,796
Tennant Company common stock	28,789,935	38,130,906
Total investments	430,506,818	426,142,503

Receivables:
Tennant Company contributions	2,994,829	1,637,208
Notes from participants	5,672,709	6,334,142
Total receivables	8,667,538	7,971,350
Total assets	439,174,356	434,113,853

Net assets available for benefits	$439,174,356	$434,113,853

See Accompanying Notes to Financial Statements.

Tennant Company Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2020

Additions to Net Assets Available for Benefits Attributed to:
Investment gain:
Net appreciation in fair value of investments	$35,640,798
Dividends and interest	7,364,726
Dividends — Tennant Company common stock	384,737
Net Investment Gain	43,390,261

Interest income from notes receivable from participants	364,673

Contributions:
Participant	13,476,877
Rollovers	690,422
Tennant Company (employer)	7,268,071
Total Contributions	21,435,370

Total Additions	65,190,304

Deductions From Net Assets Available for Benefits Attributed to:
Distributions to participants	59,727,010
Administrative expense	376,038
Other	26,753
Total Deductions	60,129,801

Net Increase	5,060,503

Net assets available for benefits:
Beginning of year	434,113,853
End of year	$439,174,356

See Accompanying Notes to Financial Statements.

Tennant Company Retirement Savings Plan

Notes to Financial Statements

December 31, 2020 and 2019

Note 1. Plan Description

General: The following brief description of the Tennant Company Retirement Savings (the Plan) is provided for general purposes only. Participants should refer to the Plan description for more complete information. The Plan is a defined contribution plan sponsored by Tennant Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Amendments: In 2019, the Plan was amended to revise the definition of certified earnings related to contributions to the Plan. Additionally, the Plan was modified to change the oversight and appointment of the Committee which oversees the Plan, to the CEO of the Company.

In 2020, the Plan was amended to remove the exclusion for sick pay and clarified language for other exclusions listed. It also clarified plan participation eligibility and changed the basis of testing for non-discrimination purposes from the prior year method to the current year method. Good Faith Amendments related to the Setting Every Community Up for Retirement Enhancement (SECURE) and Coronavirus Aid, Relief, and Economic Security (CARES) acts were adopted. In 2021, another amendment was executed, which allowed participants impacted by the sale of Tennant Coatings on February 1, 2021 to elect to make all or a portion of any direct rollover distribution to the trustee for the buyer’s qualified 401(k) plan in the form of a transfer of the participant’s promissory note evidencing a loan from this Plan.

Plan benefits: The Tennant Company Retirement Savings plan offers 401(k) pre-tax and post-tax deferral, matching and discretionary contributions from the Company, with in-plan Roth conversion. Participant’s aggregate contributions to both pre-tax and post-tax are considered when calculating the matching contribution due.

Any U.S. employee is eligible to participate in the 401(k) pre- and post-tax and matching contributions immediately upon hire. Eligibility to participate in the discretionary profit sharing portion of the Plan requires completion of one year of service and, generally, employment on the last day of the Plan year. Participants are fully vested in all contributions to their accounts and the full value of a participant’s account is payable following termination of employment under any of the following circumstances:

a.    Normal retirement at age 65

b.    Retirement at any time between the ages of 55 and 65

c.    Disability retirement at any age

d.    Voluntary termination of employment by employee

e.    Involuntary termination or layoff other than for cause

f.    Termination of the Plan

If termination of employment occurs as a result of death, participant beneficiaries will receive the full value of all of the participant’s accounts. Distributions are made in cash or in-kind shares of Tennant Company stock, if so elected. In-Service Distributions are allowed prior to termination of employment under any of the following circumstances:

a.    Participant reaches age 59½

b.    Immediate and heavy financial hardship

Contributions: Employees electing to participate in the Plan make voluntary contributions on a pretax or post-tax basis subject to certain limits. Employees can contribute to the Plan up to 75% of their certified earnings as defined. The Plan provides for a matching contribution; an amount equal to 75 percent of the first 4 percent of each employee's contributions up to a maximum match of 3 percent of certified earnings as defined. Additionally, the Company may elect to contribute a discretionary annual contribution subject to company performance and based on certified earnings as defined. Discretionary contributions in the amount of $1,267 were made to participant accounts and funded via a transfer from the Defined Benefit Excess Plan Assets Suspense Account. Profit sharing and true up matching contributions were made by the Company for the year ended December 31, 2020 in the amount of $2,802,182 and $191,638, respectively. Participants may also rollover amounts into the Plan representing distributions from other qualified retirement plans.

Voting rights: Each participant is entitled to exercise voting rights attributable to the Tennant Company shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant.

Tennant Company Retirement Savings Plan

Notes to Financial Statements

December 31, 2020 and 2019

Note 1. Plan Description (Continued)

Participant accounts: The Plan is a defined contribution plan under which a separate individual account is established for each participant. Each participant’s account is credited with the participant’s contribution, the Company’s contribution and investment earnings or losses, and charged with an allocation of administrative expenses. Contributions are based on participant eligible compensation, as defined in the plan document.

Vesting: Participants are 100 percent vested in their account balance.

Diversification: The Plan allows employees to reallocate their investments at any time, including those held in Tennant Company stock, subject to certain limitations.

Investment options: Under the terms of the Plan, participants elect which funds both individual and Company contributions will be invested in. Participants can freely transfer their plan account accumulations between funds on a daily basis, subject to certain limitations.

Notes from participants: Participants can request a note amount not to exceed 50 percent of the value of their account balances, less the highest outstanding note balance held in the past 12 months. Interest charged on such notes is established at a fixed rate of 2 percent above the prime rate received by Fidelity from Reuters as of the last day of the prior month. The notes are secured by the balance in the participant’s accounts and bear interest at rates that range from 5.25 percent to 7.50 percent through April 2030. Principal and interest payments are received ratably from participants through monthly payroll deductions.

Plan termination: The Company reserves the right to terminate the Plan at any time, subject to plan provisions. Upon such termination of the Plan, the interest of each participant in the Plan will be distributed to such participant or his or her beneficiaries at the time prescribed by the Plan’s terms and ERISA. Upon termination of the Plan, the America’s Retirement Benefits Committee shall direct the trustee to pay all liabilities and expenses of the Plan.

Coronavirus provision: The coronavirus (“COVID-19”) pandemic has increased the uncertainty globally and has resulted in general economic disruptions. The America’s Retirement Benefits Committee has adopted the following provisions under the Coronavirus Aid, Relief, and Economic Security Act:

●	Individuals impacted by COVID-19 are able to take special COVID-19 distributions in 2020 up to $100,000 without penalty;
●

The maximum loan limit for qualified individuals is increased to 100% of the vested balance, reduced by the highest outstanding loan balance within the past 12 months. Qualified individuals may defer loan repayment to 12/31/2020; and

●	Required minimum distributions for 2020 are waived.

Tennant Company Retirement Savings Plan

Notes to Financial Statements

December 31, 2020 and 2019

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment valuation and income recognition: Fidelity (the Trustee) holds the Plan’s investment assets and executes transactions therein based upon instructions received from the Plan Administrator, Tennant Company, and the participants of the Plan during the Plan year. The Plan’s investments are reported at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes from participants: Notes which have exceeded the cure period are considered delinquent notes and are treated as distributions based upon the terms of the plan document.

Distributions to participants: Distributions to participants are recorded when paid.

Administrative expense: All permitted administrative expenses are paid by the Plan and charged to participant accounts on a per capita basis, or from the plan forfeiture account.

Risks and uncertainties: The Plan provides for investment in a variety of investment funds, including Tennant Company common stock. At December 31, 2020 and 2019, approximately 7% and 9%, respectively, of the Plan’s net assets were invested in the common stock of Tennant Company. Investments in general are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments have occurred since December 31, 2020 or will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the 2020 statement of net assets available for benefits.

Tennant Company Retirement Savings Plan

Notes to Financial Statements

December 31, 2020 and 2019

Note 3. Fair Value Measurements

Accounting standards established the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Valuations are based on valuation methodologies, discounted cash flow models or similar techniques. Level 3 valuations incorporate certain assumptions, modeling and projections in determining the fair value assigned to such assets or liabilities.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Tennant Company Retirement Savings Plan

Notes to Financial Statements

December 31, 2020 and 2019

Note 3. Fair Value Measurements (continued)

Registered investment companies: Certain investments in registered investment companies are valued at the daily closing prices as reported by the fund. Investments held by the Plan are open-ended investments that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The investments held by the Plan are deemed to be actively traded.

Tennant Company common stock: Investment in Tennant Company common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Collective Trust Funds: Investments in collective trust funds are valued at the net asset value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities and has a readily determinable price. Participant’s transactions (purchases and sales) may occur daily. Were the plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that liquidation will be carried out in an orderly business manner.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2020 and 2019:

	Investments at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Registered investment companies	$245,815,754	$—	$—	$245,815,754
Tennant Company common stock	28,789,935	—	—	28,789,935
Collective Trust Funds	—	155,901,129	—	155,901,129
Total investment assets at fair value	$274,605,689	$155,901,129	$—	$430,506,818

	Investments at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Registered investment companies	$225,157,801	$—	$—	$225,157,801
Tennant Company common stock	38,130,906	—	—	38,130,906
Collective Trust Funds	—	162,853,796	—	162,853,796
Total investment assets at fair value	$263,288,707	$162,853,796	$—	$426,142,503

Note 4. Party-in-Interest Transactions

The Plan invests in securities issued by the Trustee and by the Company. These party-in-interest transactions are exempt under Section 408(b)(8) of ERISA. In 2020, there were purchases of $9,046,885, sales of $14,510,638, and dividends of $384,737 that were related to the Company’s general stock and ESOP stock funds.

Note 5. Tax Status

The Internal Revenue Service (IRS) had determined and informed the Company by a letter dated May 31, 2017, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. As a condition of the qualified status, an amendment

Tennant Company Retirement Savings Plan

Notes to Financial Statements

December 31, 2020 and 2019

Note 5. Tax Status (continued)

was recommended and made to the plan in August 2017 as requested by the IRS, to make clear the manner in which distributions to non-spouse beneficiaries are treated, and the period over which a participant’s ESOP account will be paid. Note that the changes made by these amendments were not changes to how the plan was being administered but added the language describing the rules.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6. Advance Contributions from Defined Benefit Plan

During 2017, the Company terminated and liquidated its defined benefit plan. The excess funds remaining after termination were received into this plan in the amount of $6,318,566. These funds will be held as an advanced contribution and distributed as discretionary profit sharing contributions in future years, based on company performance. The balance of the account in which the excess funds are held for years ended December 31, 2020 and 2019 was $1,267 and $2,782,248 respectively. Discretionary profit-sharing contributions in the amount of $1,267 were released from the account and allocated to participant accounts for plan year December 31, 2020. As of the contribution date of March 11, 2021, all the Defined Benefit Excess Plan Assets Suspense Account funds have been distributed to participants.

Note 7. Subsequent Events

Plan management has evaluated subsequent events through June 15, 2021, the date that the financial statements were issued. There were no subsequent events which required adjustments to the financial statements or disclosures.

Tennant Company Retirement Savings Plan

EIN 41-0572550  Plan #001

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2020

		Description of Investment, Including
		Maturity Date, Rate of Interest,
(A)	Identity of Issue, Lessor or Similar Party (B)	Collateral, Par or Maturity Value ** (C)	Current Value (E)
	Registered investment companies:
*	Vanguard Wellington Fund	Mutual fund	35,641,563
*	Vanguard Fed Money Market	Mutual fund	34,258,386
*	Metropolitan West Total Return Bond Fund	Mutual fund	25,373,763
*	Institutional Target Retirement 2030 Fund	Mutual fund	18,698,872
*	Institutional Target Retirement 2035 Fund	Mutual fund	17,785,806
*	Fidelity U.S. Bond Index Fund	Mutual fund	17,623,330
*	William Blair International Leaders Fund	Mutual fund	15,214,567
*	Institutional Target Retirement 2025 Fund	Mutual fund	14,109,370
*	Institutional Target Retirement 2045 Fund	Mutual fund	13,090,991
*	Institutional Target Retirement 2040 Fund	Mutual fund	11,813,377
*	Institutional Target Retirement 2020 Fund	Mutual fund	10,675,718
*	Institutional Target Retirement 2050 Fund	Mutual fund	9,699,965
*	DFA Emerging Markets Core Equity Port	Mutual fund	8,552,293
*	Institutional Target Retirement 2055 Fund	Mutual fund	5,786,407
*	Institutional Target Retirement Income Fund	Mutual fund	2,987,363
*	Institutional Target Retirement 2015 Fund	Mutual fund	1,505,524
*	Institutional Target Retirement 2060 Fund	Mutual fund	1,389,182
*	GMO Benchmark FR ALLOC SER FD R6	Mutual fund	737,793
*	Causeway International Value Fund	Mutual fund	511,959
*	Institutional Target Retirement 2065 Fund	Mutual fund	359,525
			245,815,754
	Common collective trusts:
	L&G S&P 500 DC CIT	Collective trust fund	117,361,658
	L&G Russell 2000 DC CIT	Collective trust fund	26,515,198
	L&G MSCI EAFE DC CIT	Collective trust fund	12,024,273
			155,901,129
*	Tennant Company common stock	Common stock, 410,220 shares, par
		Value $0.375; cost is $12,584,292	28,789,935
*	Participants	Notes from participants, ranging
		between 5.25% and 7.50%, maturing
		through April 2030	5,672,709
			$436,179,527

*Represents party in interest.

**Cost information for participant-directed investments is not required.

EXHIBIT

Item #	Description
23	Consent of Independent Registered Public Accounting Firm — CliftonLarsonAllen LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TENNANT COMPANY RETIREMENT SAVINGS PLAN

Date:	June 15, 2021	/s/ Vicki L. Haugen
Vicki L. Haugen
Tennant Company